EXHIBIT 99.1

Xinyuan Real Estate Co., Ltd. Announces Fourth Quarter 2018 Financial Results

BEIJING, China, February 15, 2019 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and also in other countries, today announced its unaudited financial results for the fourth quarter ended December 31, 2018.

Fourth Quarter 2018 Highlights

•	On January 1, 2018, the Company adopted ASC 606 to recognize revenue for contracts executed after the adoption on an "over time" basis using costs incurred, an input measure. As such, fourth quarter results reflect the adoption of ASC 606 and may not be directly comparable to prior periods.

•	Contract sales decreased 12.1% to US$724.0 million from US$823.3 million in the fourth quarter of 2017 and increased 26.7% from US$571.3 million in the third quarter of 2018.

•	Total revenue increased 49.1% to US$1,081.8 million from US$725.7 million in the fourth quarter of 2017 and increased 81.7% from US$595.5 million in the third quarter of 2018.

•	Gross profit increased 72.0% to US$310.2 million, or 28.7% of total revenue, from US$180.3 million, or 24.8% of total revenue, in the fourth quarter of 2017 and increased 107.9% from US$149.2 million, or 25.1% of total revenue, in the third quarter of 2018.

•	Selling, General and Administrative (“SG&A”) expenses as a percentage of total revenue decreased to 9.9% from 10.8% in the fourth quarter of 2017 and increase from 8.0% in the third quarter of 2018.

•	Net income increased 194.4% to US$104.2 million from US$35.4 million in the fourth quarter of 2017, and increased 336.0% from US$23.9 million in the third quarter of 2018.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$1.15 compared to US$0.50 in the fourth quarter of 2017 and US$0.31 in the third quarter of 2018.

1

Full Year 2018 Highlights

•	For the year ended December 31, 2018, contract sales decreased 8.2% to US$2,264.5 million from US$2,465.7 million in 2017. GFA sales decreased 22.2% to 1,066,782 square meters from 1,371,621 square meters in 2017.

•	Total revenues increased 11.6% to US$2,207.2 million from US$1,976.9 million in 2017.

•	Gross profit was US$607.5 million, or 27.5% of revenue in 2018, compared to a gross profit of US$459.6 million, or 23.2% of revenue in 2017.

•	SG&A expenses were US$241.1 million, or 10.9% of revenue in 2018, compared to US$212.6 million, or 10.8% of revenue in 2017.

•	Net income was US$106.1 million in 2018 compared to US$80.1 million in 2017. Diluted earnings per ADS were US$1.15 in 2018 compared to US$0.97 per ADS in 2017.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “We are pleased that Xinyuan has maintained strong growth despite the downward pressure on sales across the industry. The total amount of contracts signed in 2018 was US$3,223.6 million, representing 42.4% growth compared to US$2,263.0 million achieved in 2017. Correspondingly, our full year total revenue increased by double digits. Due to the successful selection and execution of our projects, gross profit margin for the year reached 27.5%, resulting in bottom line growth of more than 30%, well above our forecast of 15-20%. Our contract sales in 2018 decreased year over year, mainly because we only included contracts qualified for revenue recognition. As those excluded contracts meet the revenue recognition requirement, our contract sales will recover in the coming quarters."

“During the fourth quarter, we commenced pre-sales on ten new projects in China that reflected our strategy in tier-two cities, which made significant contributions to our total GFA sales and total contract sales,” continued Mr. Zhang, “We also invested in our future growth by expanding our land bank with the acquisitions of Huzhou Silk Town and Xingyang Splendid New Project. Our under planning stage projects in China, U.S, and Malaysia continued to proceed as planned, and our UK project made further progress in both construction and sales.”

“The macro economic environment and government restriction policies still pose certain challenges for our industry. However, Xinyuan’s operating strategy and strong execution capabilities are the foundations of our steady growth. We will remain focused on selecting quality tier-one and tier-two city projects and will supplement our core business with value-added services in a strategic way to solidify our leading market position. We maintain our commitment to controlling our financial leverage and maximizing Xinyuan’s financial health. We are optimistic in the outlook for our industry and long-term growth. We are also pleased to offer another quarterly dividend payment to our shareholders,” concluded Mr. Zhang.

2

Fourth Quarter 2018 Financial Results

Contract Sales

Contract sales in China totaled US$724.0 million in the fourth quarter compared to US$817.1 million in the fourth quarter of 2017 and US$571.3 million in the third quarter of 2018.

The Company’s GFA sales in China were 355,609 square meters in the fourth quarter of 2018 compared to 443,600 square meters in the fourth quarter of 2017 and 277,500 square meters in the third quarter of 2018.

The average selling price (“ASP”) per square meter sold in China was RMB13,461 (US$2,036) in the fourth quarter of 2018 compared to RMB12,118 (US$1,794) in the fourth quarter of 2017 and RMB13,406 (US$2,059) in the third quarter of 2018.

The Company commenced pre-sales of ten new projects in the fourth quarter of 2018, Zhengzhou Hangmei International Wisdom City II, Dalian International Health Technology Town I, Qingdao Royal Dragon Bay, Jinan Royal Spring Bay, Xinyuan Golden Water View City, Zhengzhou Fancy City III, Zhengzhou International New City III C, Zhengzhou International New City IV, Suzhou Galaxy Bay, and Suzhou Gusu Shade I. The presales contributed 46.5% and 48.9% of total GFA sales and total contract sales, respectively.

Breakdown of GFA Sales and ASPs by Project in China

Project	Q4 2017		Q3 2018		Q4 2018
	GFA	ASP	GFA	ASP	GFA	ASP
	(m2, 000s)	(RMB)	(m2, 000s)	(RMB)	(m2, 000s)	(RMB)
Xingyang Splendid II	1.6	11,650	1.2	13,900	0.7	10,354
Kunshan Royal Palace	1.3	24,232	-	-	-	-
Jinan Royal Palace	35.5	12,404	25.9	16,426	1.4	9,548
Xuzhou Colorful City	31.4	11,246	0.1	10,989	1.9	29,363
Chengdu Thriving Family	15.8	10,724	1.1	8,012	-	-
Changsha Xinyuan Splendid	4.2	18,379	0.2	19,771	4.2	12,796
Sanya Yazhou Bay No.1	2.7	27,497	(0.9)	23,515	0.2	4,995
Xi’an Metropolitan	21.2	9,719	1.8	10,546	1.7	10,592
Zhengzhou Xindo Park	11.3	11,110	4.1	8,015	0.1	8,651
Jinan Xin Central	16.9	11,477	1.3	12,839	3.6	16,789
Henan Xin Central I	9.5	12,890	0.3	18,931	-	-
Zhengzhou Fancy City I	2.0	14,004	0.2	17,481	0.2	16,081
Zhengzhou Fancy City II (South)	4.4	15,899	0.4	17,780	-	-
Tianjin Spring Royal Palace I	2.5	12,590	-	-	0.3	-
Kunshan Xindo Park	12.7	22,311	2.4	24,014	5.1	20,108
Zhengzhou International New City I	33.9	4,401	2.3	25,725	0.2	25,544
Henan Xin Central II	10.4	11,858	0.2	16,913	-	-
Xingyang Splendid III	18.9	7,237	2.7	8,018	1.1	7,779
Changsha Mulian Royal Palace	21.6	12,899	4.0	14,445	1.5	19,790

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Zhengzhou International New City II	76.7	13,711	3.4	13,388	0.6	-
Zhengzhou International New City III A	73.6	14,058	(0.1)	14,150	0.1	14,150
Zhengzhou Fancy City II (North)	31.2	9,499	2.5	9,567	4.9	12,569
Tianjin Spring Royal Palace II	-	-	23.6	12,691	15.3	13,583
Zhengzhou International New City III D	-	-	14.0	14,264	-	9,987
Zhengzhou Hangmei International Wisdom City I	-	-	18.9	7,230	15.9	7,115
Zhengzhou International New City III B	-	-	54.5	14,135	10.4	13,561
Changsha Furong Thriving Family	-	-	68.4	9,773	3.4	9,915
Chengdu Xinyuan City	-	-	7.1	9,988	67.0	9,961
Kunshan Xinyu Jiayuan	-	-	13.1	26,108	10.6	25,963
Xingyang Splendid IV	-	-	14.7	7,576	6.1	7,455
Suzhou Suhe Bay *	-	-	9.6	21,722	14.4	21,536
Zhengzhou Hangmei International Wisdom City II	-	-	-	-	14.2	7,313
Qingdao Royal Dragon Bay	-	-	-	-	20.5	21,099
Jinan Royal Spring Bay	-	-	-	-	18.2	9,160
Xinyuan Golden Water View City	-	-	-	-	32.6	19,026
Zhengzhou Fancy City III	-	-	-	-	16.8	12,850
Zhengzhou International New City III C	-	-	-	-	28.6	11,062
Zhengzhou International New City IV	-	-	-	-	9.3	14,109
Suzhou Galaxy Bay	-	-	-	-	24.3	13,868
Suzhou Gusu Shade I (Suzhou New Project)	-	-	-	-	0.1	36,692
Dalian International Health Technology Town I	-	-	-	-	0.9	14,212
Others	4.3	-	0.5	-	19.2	-
Total	443.6	12,118	277.5	13,406	355.6	13,461

* The Company owns 16.66% equity interest in a joint venture, Suzhou Hengwan Real Estate Co., Ltd. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

Revenue

In the fourth quarter of 2018, the Company’s total revenue increased 49.1% to US$1,081.8 million from US$725.7 million in the fourth quarter of 2017 and increased 81.7% from US$595.5 million in the third quarter of 2018.

Gross Profit

Gross profit for the fourth quarter of 2018 was US$310.2 million, or 28.7% of total revenue, compared to a gross profit of US$180.3 million, or 24.8% of total revenue, in the fourth quarter of 2017 and a gross profit of US US$149.2 million, or 25.1% of total revenue, in the third quarter of 2018.

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Selling, General and Administrative Expenses

SG&A expenses were US$106.6 million for the fourth quarter of 2018 compared to US$78.2 million for the fourth quarter of 2017 and US$47.7 million for the third quarter of 2018. As a percentage of total revenue, SG&A expenses were 9.9% compared to 10.8% in the fourth quarter of 2017 and 8.0% in the third quarter of 2018.

Net Income

Net income for the fourth quarter of 2018 was US$104.2 million compared to US$35.4 million for the fourth quarter of 2017 and US$23.9 million for the third quarter of 2018. Net margin was 9.6% compared to 4.9% in the fourth quarter of 2017 and 4.0% in the third quarter of 2018. Diluted earnings per ADS were US$1.15 compared to US$0.50 per ADS in the fourth quarter of 2017 and US$0.31 per ADS in the third quarter of 2018.

Balance Sheet

As of December 31, 2018, the Company’s cash and cash equivalents (including restricted cash) decreased to US$1,188.2 million from US$1,416.9 million as of September 30, 2018.

Total debt outstanding was US$3,452.1 million, which reflected a decrease of US$632.3 million compared to US$4,084.4 million at the end of the third quarter of 2018. The balance of the Company’s real estate properties under development at the end of the fourth quarter of 2018 was US$3,804.6 million compared to US$4,469.1 million at the end of the third quarter of 2018.

Adoption of ASC606

On January 1, 2018, the Company adopted ASC 606: Revenue from Contracts with Customers ("ASC 606") issued by the Financial Accounting Standards Board. The Company adopted ASC 606 using the modified retrospective approach and applied the adoption only to contracts not completed as of the date of adoption, with no restatement of comparative periods, and a cumulative-effect adjustment to retained earnings recognized as of the date of adoption.

The following tables show the actual annual 2017 operating results and the annual 2017 operating results if the Company had adopted ASC 606 on January 1, 2017.

2017 Financial Results Prior to ASC 606

	2017 Total	2017 Q1	2017 Q2	2017 Q3	2017 Q4
	USD’000	USD’000	USD’000	USD’000	USD’000
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Contract Sales	2,465,663	305,382	732,476	604,520	823,285
1. Revenue	1,976,907	280,714	488,165	482,373	725,655
Gross Profit	459,628	62,567	107,922	108,842	180,297
Gross Profit Margin	23.2%	22.3%	22.1%	22.6%	24.8%
SG&A	212,568	35,505	47,894	50,976	78,193
Interest Expense	66,153	9,325	20,195	11,418	25,215
2. Profit Before Income Taxes	193,228	22,042	46,678	38,895	85,613
Income Taxes	113,117	14,625	25,901	22,366	50,225
3. Net Profit	80,111	7,417	20,777	16,529	35,388

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2017 Financial Results Adjusted for ASC 606 Adoption

	2017 Total	2017 Q1	2017 Q2	2017 Q3	2017 Q4
	USD’000	USD’000	USD’000	USD’000	USD’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Contract Sales	2,465,663	305,382	732,476	604,520	823,285
1. Revenue	1,584,038	354,572	184,834	247,499	797,133
Gross Profit	346,635	70,098	31,576	49,599	195,362
Gross Profit Margin	21.9%	19.8%	17.1%	20.0%	24.5%
SG&A	212,568	35,505	47,894	50,976	78,193
Interest Expense	66,153	9,325	20,195	11,418	25,215
2. Profit Before Income Taxes	80,235	29,573	(29,669)	(20,347)	100,678
Income Taxes	75,653	19,295	890	7,991	47,477
3. Net Profit	4,582	10,278	(30,559)	(28,338)	53,201

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the fourth quarter of 2018.

Project	GFA
	(m2 ’000s)
	Total Active Project	Sold to date	Unsold to date
Xingyang Splendid II	137.1	83.6	53.5
Kunshan Royal Palace	280.6	278.9	1.7
Jinan Royal Palace	449.5	427.2	22.3
Xuzhou Colorful City	130.7	121.6	9.1
Chengdu Thriving Family	203.4	198.1	5.3
Changsha Xinyuan Splendid	251.6	249.5	2.1
Sanya Yazhou Bay No.1	117.6	100.8	16.8
Xi’an Metropolitan	286.0	269.0	17.0
Zhengzhou Xindo Park	134.4	132.0	2.4
Jinan Xin Central	194.4	183.3	11.1
Henan Xin Central I	262.2	252.4	9.8
Zhengzhou Fancy City I	166.7	160.3	6.4
Zhengzhou Fancy City II (South)	84.1	81.9	2.2
Tianjin Spring Royal Palace I	139.2	131.3	7.9
Kunshan Xindo Park	89.0	87.9	1.1
Zhengzhou International New City I	360.7	338.4	22.3
Henan Xin Central II	109.5	103.8	5.7
Xingyang Splendid III	121.1	115.8	5.3
Zhengzhou International New City II	176.0	163.2	12.8
Zhengzhou International New City III A	96.0	95.4	0.6
Zhengzhou Fancy City II (North)	108.7	84.6	24.1
Tianjin Spring Royal Palace II	144.6	53.1	91.5
Zhengzhou International New City III D	46.1	43.7	2.4
Zhengzhou Hangmei International Wisdom City I	64.7	50.9	13.8
Zhengzhou International New City III B	118.8	116.2	2.6
Changsha Furong Thriving Family	72.3	71.9	0.4
Chengdu Xinyuan City	742.8	74.1	668.7
Kunshan Xinyu Jiayuan	107.9	23.6	84.3
Xingyang Splendid IV	22.0	20.7	1.3
Suzhou Suhe Bay *	62.6	24.0	38.6

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Zhengzhou Hangmei International Wisdom City II	68.8	14.2	54.6
Qingdao Royal Dragon Bay	154.9	20.5	134.4
Jinan Royal Spring Bay	117.0	18.2	98.8
Xinyuan Golden Water View City	338.8	35.8	303.0
Zhengzhou Fancy City III	80.6	16.7	63.9
Zhengzhou International New City III C	79.9	28.5	51.4
Zhengzhou International New City IV	198.4	9.2	189.2
Suzhou Galaxy Bay	76.5	24.3	52.2
Suzhou Gusu Shade I (Suzhou New Project)	12.0	0.2	11.8
Dalian International Health Technology Town I	103.9	0.9	103.0
Others	44.7	-	44.7
Total active projects	6,555.8	4,305.7	2,250.1

* The Company owns 16.66% equity interest in a joint venture, Suzhou Hengwan Real Estate Co., Ltd. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

As of December 31, 2018, the Company’s total saleable GFA was approximately 5,698,700 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s projects in China:

	Unsold GFA (m2 ’000s)	Pre-sales Scheduled

Tongzhou Xinyuan Royal Palace	102.3	To be determined
Xinyuan Chang’an Royal Palace	226.0	To be determined
Zhengzhou International New City Land Bank(all land is grouped together and will be developed gradually)	1,393.1	To be determined
Zhuhai Xin World	70.0	To be determined
Lingshan Bay Dragon Seal	380.0	To be determined
Zhengzhou Hangmei Project Land Bank(all land is grouped together and will be developed gradually)	192.7	To be determined
Zhengzhou Zhongmou Project*	480.0	N/A
Wuhan Canglong Royal Palace	185.0	To be determined
Suzhou Gusu Shade II (Suzhou New Project)	12.1	To be determined
Dalian International Health Technology Town II	44.5	To be determined
Huzhou Silk Town	134.9	To be determined
Xingyang Splendid New Project	228.0	To be determined
Total projects under planning	3,448.6
Total active projects	2,250.1
Total of all Xinyuan unsold projects in China	5,698.7

* In the fourth quarter of 2018, this project is now fully engaged in the construction management service business.

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Update on Real Estate Projects in the United States

As of December 31, 2018, a total of 176 units out of 216 units were sold and closed at the Company’s Oosten project in Brooklyn, New York City, with total revenue from this project reaching US$259.3 million. During 2018, revenues were US$8.8 million.

During the quarter, the Company completed the construction up to the 6th floor for Hudson Garden project in the Hell’s Kitchen area of Manhattan, New York City. During the year, the design drawings were optimized, increasing the number of units from 82 to 92. Of the 38,000 SF of retail/commercial space a total of 29,000 SF were leased to the U.S. department store retailer Target with a 20-year lease. Soft launch of sales began in the fourth quarter of 2018.

The Company continued to execute on the planning, governmental approvals, and pre-development activities of its ground-up project in Flushing, New York City. During the year, the Landmark Preservation Committee approved the Company’s landmark protection plan and awarded the Company a Certificate of Appropriateness. The transfer phase for landmarked artifacts is to be completed by the end of February 2019.

Real Estate Project Update in the United Kingdom

During the fourth quarter of 2018, another 8 floors were added to the structural core of the Madison project, resulting in 42 out of 53 floors built. The structure of the tower is expected to be complete in mid-2019 and construction remains on track for completion in 2020.

Of the 423 residential units in The Madison, all of the 104 Affordable Housing apartments have been pre-sold to a regulated affordable housing provider. Of the remaining 319 apartments, 133 apartments have been sold.

Business Outlook

For 2019, the Company expects an increase in total contract sales of approximately 10% and an increase in consolidated net income of 15%-20% over 2018.

Conference Call Information

The Company will hold a conference call at 8:00am ET on February 15, 2019, to discuss its fourth quarter 2018 results. Listeners may access the call by dialing:

US Toll Free: 1-888-220-8451

International: 1-323-794-2588

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the call will be available through February 22, 2019, by dialing:

US: 1-844-512-2921

International: 1-412-317-6671

Access code: 9013329

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About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, and Suzhou. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2017. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

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ICR, LLC

Mr. William Zima

In U.S.: +1-646-308-1472

Email: William.zima@icrinc.com

Media:

Mr. Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

10

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)

Total revenue	1,081,829	595,460	725,656

Total costs of revenue	(771,613)	(446,284)	(545,358)
Gross profit	310,216	149,176	180,298

Selling and distribution expenses	(44,833)	(12,282)	(28,274)
General and administrative expenses	(61,783)	(35,414)	(49,920)

Operating income	203,600	101,480	102,104

Interest income	10,357	8,084	4,431
Interest expense	(20,610)	(21,778)	(25,215)
Net realized (loss)/ gain on short-term investments	(4,959)	2,119	4,012
Unrealized gain/ (loss) on short-term investments	575	(1,121)	(2,116)
Other income/ (expense)	905	(443)	2,170
Net loss on debt extinguishment	(21,444)	-	-
Exchange (loss)/ gain	(65)	(15,451)	1,043
Share of loss of equity investees	(2,169)	(2,620)	(816)

Income from operations before income taxes	166,190	70,270	85,613

Income taxes	(61,969)	(46,415)	(50,226)

Net income	104,221	23,855	35,387
Net income attributable to non-controlling interest	(33,140)	(3,729)	(2,375)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	71,081	20,126	33,012

Earnings per ADS:
Basic	1.17	0.32	0.51
Diluted	1.15	0.31	0.50
ADS used in computation:
Basic	60,957	63,734	64,754
Diluted	61,894	64,472	65,927

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Twelve months ended
	December 31,	December 31,
	2018	2017
	(unaudited)	(audited)

Total revenue	2,207,218	1,976,907

Total costs of revenue	(1,599,743)	(1,517,279)
Gross profit	607,475	459,628

Selling and distribution expenses	(83,425)	(75,724)
General and administrative expenses	(157,677)	(136,845)

Operating income	366,373	247,059

Interest income	31,891	16,859
Interest expense	(96,876)	(66,153)
Net realized (loss)/ gain on short-term investments	(1,129)	7,874
Unrealized (loss)/ gain on short-term investments	(1,483)	2,096
Other (expense)/ income	(367)	2,326
Net loss on debt extinguishment	(21,444)	(15,880)
Exchange (loss)/ gain	(26,395)	757
Share of loss of equity investees	(8,938)	(1,710)

Income from operations before income taxes	241,632	193,228

Income taxes	(135,571)	(113,117)

Net income	106,061	80,111
Net income attributable to non-controlling interest	(32,048)	(16,484)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	74,013	63,627

Earnings per ADS:
Basic	1.16	0.99
Diluted	1.15	0.97
ADS used in computation:
Basic	63,564	64,352
Diluted	64,590	65,803

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	772,367	1,000,886	894,551
Restricted cash	415,803	416,060	566,676
Short-term investments	8,442	243,036	57,740
Accounts receivable	54,314	77,743	100,553
Other receivables	120,100	114,829	73,194
Deposits for land use rights	42,254	43,610	103,716
Other deposits and prepayments	248,965	316,974	272,022
Advances to suppliers	49,204	56,026	36,731
Real estate properties development completed	853,342	678,029	840,393
Real estate properties under development	3,804,555	4,469,128	1,996,001
Amounts due from related parties	242,432	157,422	125,662
Amounts due from employees	1,694	4,420	2,174
Other current assets	520	910	799

Total current assets	6,613,992	7,579,073	5,070,212

Real estate properties held for lease, net	273,371	272,526	277,933
Property and equipment, net	38,114	32,241	32,386
Long-term investment	566,968	612,901	829,773
Deferred tax assets	137,561	136,828	82,006
Deposits for land use rights	21,855	21,804	22,956
Amounts due from related parties	50,904	29,538	24,666
Contract assets	17,426	18,517	-
Other assets	132,921	134,920	44,502

TOTAL ASSETS	7,853,112	8,838,348	6,384,434

13

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	780,576	626,425	690,839
Short-term bank loans and other debt	43,711	190,932	247,758
Customer deposits	1,912,848	2,490,508	438,342
Income tax payable	220,883	110,353	169,839
Deferred tax liabilities-current	223,888	-	-
Other payables and accrued liabilities	374,259	496,956	300,120
Payroll and welfare payable	34,263	10,093	31,445
Current portion of long-term bank loans and other debt	1,647,918	2,105,469	1,648,233
Current maturities of capital lease obligations	6,135	4,629	4,472
Mandatorily redeemable non-controlling interests	22,621	14,159	15,593
Amounts due to related parties	12,489	70,044	128,178

Total current liabilities	5,279,591	6,119,568	3,674,819

Non-current liabilities
Long-term bank loans	720,039	622,849	11,019
Other long-term debt	1,040,455	1,165,132	1,404,814
Deferred tax liabilities	9,170	202,878	164,204
Unrecognized tax benefits	31,231	31,231	31,231
Capital lease obligations, net of current maturities	10,443	8,409	11,415
Amounts due to related parties	4,609	30,702	29,919
TOTAL LIABILITIES	7,095,538	8,180,769	5,327,421

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(87,639)	(78,265)	(67,792)
Additional paid-in capital	525,554	543,253	543,338
Statutory reserves	162,207	105,844	105,660
Retained earnings	104,509	94,317	382,124
Accumulated other comprehensive (loss) /income	(28,286)	(29,068)	29,226
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	676,361	636,097	992,572
Non-controlling interest	81,213	21,482	64,441
Total equity	757,574	657,579	1,057,013
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,853,112	8,838,348	6,384,434

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